April 1, 2023 - September 30, 2023 Takeda Pharmaceutical Company Limited TSE : 4502 NYSE : TAK The 147th (interim period)

1 Dear Shareholders, I am grateful for your continued support as we enter the second half of fi scal year 2023. Our fi rst half fi nancial performance on a Core basis was in line with our expectations, and we are maintaining our full-year FY2023 Management Guidance. Our confi dence in the long-term strength of the business is refl ected in our decision to adopt a progressive dividend policy and raise our dividend this year. We have remained true to our vision to discover and deliver life-transforming treatments, making further progress to address unmet medical needs and provide new treatment options to improve patient outcomes and quality of life. Our dengue vaccine, QDENGA®, continues to be recognized as a critical step forward in the fi ght against dengue fever and in September, the World Health Organization’s Strategic Advisory Group of Experts (SAGE) on Immunization recommended its use in high dengue burden and transmission areas for children aged six to 16＊. We have had important regulatory updates in the fi rst half of FY2023, including approval of the subcutaneous administration of ENTYVIO® for maintenance therapy in moderate-to-severely active ulcerative colitis in the U.S., approval of CUVITRU® as our fi rst subcutaneous immunoglobulin product in Japan, and the resubmission of TAK-721 in the U.S. for the short- term treatment of Eosinophilic Esophagitis. Amid the successes there have also been setbacks. We shared in October that based on data from a confi rmatory phase 3 study, and following discussions with regulatory authorities, we made the voluntary decision to withdraw EXKIVITY® in the U.S. We’re also discussing next steps with regulators in other countries where EXKIVITY is available, as we intend to initiate voluntary withdrawal globally. Also in October, we announced that we did not meet the primary endpoint in a phase 3 study for ALOFISEL®. These events highlight the inherent risk in research and development, but as a company focused on delivering life-transforming treatments to patients, we must continue to challenge ourselves at the forefront of innovation. Looking ahead to the remainder of the fi scal year we anticipate a number of milestones, including up to three potential new product approvals in the U.S., and I remain encouraged by what’s to come. Thank you for your support as we strive towards better health for people worldwide. Christophe Weber Representative Director, President & CEO Source: Highlights from the Meeting of the Strategic Advisory Group of Experts (SAGE) on Immunization of 25-29 September 2023＊

Message from CEO
Financial Highlights
Feature

FY2023 H1 RESULTS

Our financial performance on a Core basis[c] in the first half of FY2023 was in line with our expectations and reflected the temporary headwinds we face this fiscal year, largely from generic competition. Reported operating profit and net profit were impacted by non-Core items booked in the second quarter, including non-cash impairment of intangible assets. Top-line performance continues to be driven by strong performance from our Growth and Launch Products* which grew 13% at Constant Exchange Rate[d] and represent 42% of total revenue.

FINANCIAL HIGHLIGHTS Results for FY2023 H1 Ended September 30, 2023

(Billion yen, except percentages and per share amounts)	REPORTED		CORE[c] (Non-IFRS)[a]		
	FY2023 H1	vs. PRIOR YEAR (Actual % change)	FY2023 H1	vs. PRIOR YEAR (Actual % change)	vs. PRIOR YEAR (CER % change[d])
Revenue	2,101.7	+6.4%	2,101.7	+6.4%	+1.4%
Operating Profit	119.2	-53.2%	588.8	-5.8%	-9.5%
Margin	5.7%	-7.2pp	28.0%	-3.6pp	
Net Profit	41.4	-75.2%	407.7	-8.7%	-13.8%
EPS (yen)	27	-75.4%	261	-9.4%	-14.4%
Operating Cash Flow	291.3	-4.6%			
Free Cash Flow (Non-IFRS)[a][b]	-71.1	N/A			

(a) Further information regarding certain of Takeda's Non-IFRS measures is posted on Takeda's investor relations website at https://www.takeda.com/investors/financial-results/quarterly-results/.
(b) We define Free Cash Flow as cash flows from operating activities, subtracting acquisition of property, plant and equipment ("PP&E"), intangible assets and investments as well as removing any other cash that is not available to Takeda's immediate or general business use, and adding proceeds from sales of PP&E, as well as from sales of investments and businesses, net of cash and cash equivalents divested.
(c) Core results adjust our reported results calculated and presented pursuant to IFRS to exclude the effect of items unrelated to Takeda's core operations, such as, to the extent applicable for each line item, non-recurring items, purchase accounting effects and transaction related costs, as well as amortization and impairment of intangible assets and other operating income and expenses.
(d) CER (Constant Exchange Rate) change eliminates the effect of foreign exchange rates from year-over-year comparisons by translating reported or Core results for the current period using corresponding exchange rates in the same period of the previous fiscal year.

COMMERCIAL UPDATES ACROSS FIVE KEY BUSINESS AREAS

Growth in our key business areas in the first half of FY2023 was driven largely by our Growth & Launch Products*, which delivered revenue of 875.9 billion yen, marking a 13% increase on a CER basis.

*Please refer to slide 19 of Takeda's FY2023 Q2 investor presentation (available at www.takeda.com/investors/financial-results/quarterly-results/) for the definition of Growth & Launch Products.

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Gastroenterology (GI), with 596.9 billion yen in reported revenue, grew +3% on a CER basis. Growth for ENTYVIO for ulcerative colitis and Crohn's disease was +5.8% on a CER basis, reflecting single-digit market growth, impact of shipment timing in the U.S. in prior year, increasing global competitive intensity, and pricing headwinds in EUCAN. In the U.S., ENTYVIO maintains the lead as #1 in both IBD overall as well as IBD bio-naïve new starts.

Rare Diseases, with 381.0 billion yen in reported revenue, grew +2% on a CER basis driven by strong sales of hereditary angioedema treatment TAKHZYRO®, which grew 13.1% year-over-year on a CER basis. TAKHZYRO continued its strong momentum driven by successful launches in 50+ countries with expansion into new patient populations, fueled by rising diagnosis and prophylactic market growth. LIVTENCITY™ continued to show strong market penetration in the U.S. and rapid geographical expansion.

Plasma-Derived Therapies (PDT) Immunology, with 388.4 billion yen in reported revenue, continued to deliver outstanding growth (+17% at CER) driven by strong demand for Immunoglobulin (+19.0% at CER) globally, particularly in the U.S. amid increasing supply, as well as solid growth for Albumin (+10.9% at CER) building on last year's momentum, with particularly strong demand for albumin products in China.

Oncology, with 225.2 billion yen in reported revenue, declined -3% on a CER basis mainly as a result of generic competition to VELCADE® in the U.S. since May 2022. Excluding VELCADE, Oncology grew 6% on a CER basis, led by strong demand for ADCETRIS®, which continues to gain from increased access and uptake in frontline indications, and ALUNBRIG®, led by an increase in U.S. sales and continued growth in EUCAN and Japan.

Neuroscience, with 330.7 billion yen in reported revenue, grew +3% on a CER basis, largely due to strong performance of VYVANSE® in April-August ahead of loss of exclusivity, driven by expanding ADHD adult population and by lower U.S. supply of other ADHD medications.

FY2023 FORECAST AND MANAGEMENT GUIDANCE

Based on Takeda's first half results and reflecting expected foreign exchange rates during the second half of FY2023, Takeda's reported and Core forecasts have been revised from the original forecast. There is no change to full-year FY2023 Management Guidance.

(Billion yen except per share amounts)	FY2023 ORIGINAL FORECAST (May 2023)	FY2023 REVISED FORECAST (October 2023)	FY2023 MANAGEMENT GUIDANCE Core Growth at CER (Non-IFRS) (Unchanged from May 2023)
Revenue	3,840.0	3,980.0	
Core Revenue	3,840.0	3,980.0	Low-single-digit % decline
Reported Operating Profit	349.0	225.0	
Core Operating Profit	1,015.0	1,015.0	Low-10s % decline
Reported Net Profit	142.0	93.0	
Reported EPS (yen)	91	59	
Core EPS (yen)	434	447	Low-20s % decline
Free Cash Flow*	400.0 - 500.0	400.0 - 500.0	
Annual Dividend per Share (yen)	188	188	

*Free Cash Flow forecast reflects expenditures related to the acquisition of TAK-279 from Nimbus (JPY134.1 billion) and in-licensing of fruquintinib from HUTCHMED (JPY55.1 billion).

For more details on Takeda's FY2023 H1 results and other financial information, including key assumptions in FY2023 forecast and Management Guidance, please visit: https://www.takeda.com/investors/financial-results/quarterly-results/.

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4 Important Notice For the purposes of this notice, “report” means this document, any oral presentation, any question and answer session and any written or oral material discussed or distributed by Takeda Pharmaceutical Company Limited (“Takeda”) regarding this report. This report (including any oral briefing and any question-and-answer in connection with it) is not intended to, and does not constitute, represent or form part of any offer, invitation or solicitation of any offer to purchase, otherwise acquire, subscribe for, exchange, sell or otherwise dispose of, any securities or the solicitation of any vote or approval in any jurisdiction. No shares or other securities are being offered to the public by means of this report. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. This report is being given (together with any further information which may be provided to the recipient) on the condition that it is for use by the recipient for information purposes only (and not for the evaluation of any investment, acquisition, disposal or any other transaction). Any failure to comply with these restrictions may constitute a violation of applicable securities laws. The companies in which Takeda directly and indirectly owns investments are separate entities. In this report, “Takeda” is sometimes used for convenience where references are made to Takeda and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies. The product names appearing in this document are trademarks or registered trademarks owned by Takeda, or their respective owners. Forward-Looking Statements This report and any materials distributed in connection with this report may contain forward-looking statements, beliefs or opinions regarding Takeda’s future business, future position and results of operations, including estimates, forecasts, targets and plans for Takeda. Without limitation, forward- looking statements often include words such as “targets”, “plans”, “believes”, “hopes”, “continues”, “expects”, “aims”, “intends”, “ensures”, “will”, “may”, “should”, “would”, “could”, “anticipates”, “estimates”, “projects” or similar expressions or the negative thereof. These forward-looking statements are based on assumptions about many important factors, including the following, which could cause actual results to differ materially from those expressed or implied by the forward-looking statements: the economic circumstances surrounding Takeda’s global business, including general economic conditions in Japan and the United States; competitive pressures and developments; changes to applicable laws and regulations, including global health care reforms; challenges inherent in new product development, including uncertainty of clinical success and decisions of regulatory authorities and the timing thereof; uncertainty of commercial success for new and existing products; manufacturing difficulties or delays; fluctuations in interest and currency exchange rates; claims or concerns regarding the safety or efficacy of marketed products or product candidates; the impact of health crises, like the novel coronavirus pandemic, on Takeda and its customers and suppliers, including foreign governments in countries in which Takeda operates, or on other facets of its business; the timing and impact of post-merger integration efforts with acquired companies; the ability to divest assets that are not core to Takeda’s operations and the timing of any such divestment(s); the extent to which our internal energy conservation measures and future advancements in renewable energy or low carbon energy technology will enable us to reduce our greenhouse gas emissions; and other factors identified in Takeda’s most recent Annual Report on Form 20-F and Takeda’s other reports filed with the U.S. Securities and Exchange Commission, available on Takeda’s website at: https://www.takeda.com/investors/sec-filings/ or at www.sec.gov. Takeda does not undertake to update any of the forward-looking statements contained in this report or any other forward-looking statements it may make, except as required by law or stock exchange rule. Past performance is not an indicator of future results and the results or statements of Takeda in this report may not be indicative of, and are not an estimate, forecast, guarantee or projection of Takeda’s future results. Financial Information and Certain Non-IFRS Financial Measures Takeda’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”). This report and materials distributed in connection with this report include certain financial measures not presented in accordance with IFRS, such as Core Revenue, Core Operating Profit, Core Net Profit, Core EPS, Constant Exchange Rate (“CER”) change, Net Debt, EBITDA, Adjusted EBITDA and Free Cash Flow. Takeda’s management evaluates results and makes operating and investment decisions using both IFRS and non-IFRS measures included in this presentation. These non-IFRS measures exclude certain income, cost and cash flow items which are included in, or are calculated differently from, the most closely comparable measures presented in accordance with IFRS. By including these non-IFRS measures, management intends to provide investors with additional information to further analyze Takeda’s performance and Core results, including when controlling for the effect of fluctuations in exchange rates. Takeda’s non-IFRS measures are not prepared in accordance with IFRS and such non-IFRS measures should be considered a supplement to, and not a substitute for, measures prepared in accordance with IFRS (which we sometimes refer to as “reported” measures). Investors are encouraged to review the definitions and reconciliations of non-IFRS financial measures to their most directly comparable IFRS measures. Medical information This report contains information about products that may not be available in all countries, or may be available under different trademarks, for different indications, in different dosages, or in different strengths. Nothing contained herein should be considered a solicitation, promotion or advertisement for any prescription drugs including the ones under development. See more details on our FY2023 H1 results M es sa g e fr o m C E O F in an ci al H ig hl ig ht s F ea tu re

詳細はウェブサイトをご覧ください。 Takeda’s Chief Financial Officer, Costa Saroukos sat down with our Global Head of Investor Relations, Christopher O’Reilly, to talk about the Company’s growth outlook, capital allocation policy, and financial position. Christopher: This year, Takeda announced its first dividend increase in 15 years. Could you explain why the company decided to raise dividends now? Costa: Increasing the annual dividend from 180 yen to a proposed 188 yen per share reflects the strength of our current financial position and confidence in our long-term growth prospects. Since the acquisition of Shire almost five years ago, Takeda has been generating very robust cash flow. Until recently, most of that cash had been allocated towards debt paydown, but since we reached our debt reduction target earlier this year, we can now shift towards returning more cash to shareholders. When we discuss the dividend internally, we consider various metrics including dividend payout as a percentage of Free Cash Flow and our Core payout ratio. I would like to remind investors that our reported EPS number is impacted by various non-cash or one-time items, which is why we view Core EPS as a better indicator of our fundamental business performance. Based on our sound financial fundamentals, and outlook for the future, we felt confident that now was the right time to 5 FEATURE Sound financial fundamentals are supporting investment for growth Costa Saroukos Chief Financial Officer Christopher O’Reilly Global Head of Investor Relations

increase the dividend and adopt a progressive dividend policy. Christopher: Alongside the dividend increase, Takeda updated the capital allocation policy in May this year. Could you describe the new policy, and what you mean by a “progressive dividend”? Costa: Previously, our capital allocation policy had three pillars: Invest in Growth Drivers; Deleverage Rapidly; and Shareholder Returns. Having met our debt reduction target earlier this year, we have now reduced those priorities to just two — Invest in Growth Drivers and Shareholder Returns. This signals a shift to a new chapter of growth with the aim of delivering value for patients and shareholders while maintaining a solid investment grade credit rating. We will invest in growth drivers such as Plasma-Derived Therapies and new product launches, while making strategic investments in internal R&D and targeted external bolt-on opportunities to enhance our pipeline. Our progressive dividend policy means that each year we intend to either increase or maintain our dividend. We will also consider share buybacks, when appropriate. Christopher: How should investors think about Takeda’s growth outlook over the next few years? Costa: In FY2023, we are facing the impact of generic entry on certain products, but this is something that we have anticipated and prepared for over many years. Patent expiries are part of the business cycle in our industry, so it’s important to keep investing to build a portfolio and pipeline that will enable us to continue to deliver innovative medicines to patients and grow the company sustainably over the long term. In the near-term, we expect to return to growth driven by our on-market Growth & Launch Products. In addition, we expect our late-stage development pipeline to fuel new product launches in the coming years, and our early-to-mid stage pipeline to further drive medium-to long-term growth. Christopher: Finally, inflation and increases in interest rates have been hot topics in the past year. How is Takeda being impacted by changes in the macro-economic environment? Costa: Firstly on inflation, while we have seen some pressure from rising costs, we have been able to largely offset this through increasing efficiencies across the value chain — for example through expanding the use of data and technology. And the recent increase in interest rates is not materially affecting us because several years ago we had the foresight to secure 100% of our debt at fixed interest rates with a weighted average cost of 2%. With our strong cash flow generation and well-balanced debt maturity profile, this puts us in a very sound financial position – as recognized by the ratings agency Moody’s, which recently upgraded our credit rating to Baa1 stable. From this resilient base, we can continue to focus our efforts on investing for growth and delivering returns to our shareholders. 6 M es sa g e fr o m C E O F in an ci al H ig hl ig ht s F ea tu re

Your voice matters MEMO FOR SHAREHOLDERS Fiscal year April 1 to March 31 of the following year, each year Ordinary general meeting of shareholders June each year Record dates Ordinary General Meeting of Shareholders Term-end dividend Interim dividend March 31 each year March 31 each year September 30 each year Number of shares per share unit 100 shares Transfer agent and administrator of the special account inquiries Contact for the above Mitsubishi UFJ Trust and Banking Corporation 4-5, Marunouchi 1-chome, Chiyoda-ku, Tokyo Osaka Corporate Agency Division 6-3, Fushimimachi 3-chome, Chuo-ku, Osaka 541-8502 0120-094-777 (toll-free number) Methods used for public notices Electronic public notice (Japanese only) Public notices are published on the website: https://www.takeda.com/jp/ investors/public-notice/ However, if the Company is unable to make public notices by electronic means due to breakdown or other unavoidable reason, public notices will be published in the Nihon Keizai Shimbun. Your eight-digit shareholder number is required to complete the survey. You can find your number on the interim dividend letter enclosed with this report. Access to the FY2023 shareholders survey questionnaire from the website or the QR code. https://www.net-research.jp/1202256/ A new survey will be conducted online from December 1 to 20, 2023 and we encourage all our shareholders to participate. Your feedback and opinions are important to us and help us improve how we communicate with you. (The survey is only available in Japanese.)